09042432

n.a. 9/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 31 2009
Washington, DC
121

SEC FILE NUMBER
8- 52145

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RAMPART SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE INTERNATIONAL PLACE
(No. and Street)

BOSTON (City) MA (State) 02110-2634 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RONALD EGALKA (617) 342-6900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAYER HOFFMAN MCCANN P.C.
(Name – *if individual, state last, first, middle name*)

350 MASSACHUSETTS AVENUE (Address) CAMBRIDGE (City) MA (State) 02139 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/24

OATH OR AFFIRMATION

I, RONALD EGALKA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RAMPART SECURITIES, INC., as of JUNE 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Information

Rampart Securities, Inc. (A Wholly Owned Subsidiary of Rampart Investment Management Company, Inc.)

June 30, 2009 and 2008

RAMPART SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)

Notes to Financial Statements

Table of Contents

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm
Tofias New England Division
350 Massachusetts Avenue
Cambridge, MA 02139
Tel: 617.761.0703 Fax: 617.761.0601
www.mhm-pc.com

Independent Auditors' Report

To the Board of Directors and Shareholder
of Rampart Securities, Inc.

We have audited the accompanying statement of financial condition of Rampart Securities, Inc. (the "Company") as of June 30, 2009, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17-a5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Rampart Securities, Inc. as of June 30, 2008 were audited by other auditors, whose report dated August 14, 2008, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Rampart Securities, Inc. as of June 30, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Mayer Hoffman McCann P.C.

August 19, 2009
Cambridge, Massachusetts

RAMPART SECURITIES, INC.
(A Wholly-Owned Subsidiary of Rampart Investment Management Company, Inc.)

Statements of Financial Condition

	June 30, 2009		June 30, 2008
Assets			
Current assets:			
Cash	$	68,851	$ 280,410
Fees receivable		44,833	44,295
Total current assets	**$**	**113,684**	**$ 324,705**
Liabilities and Stockholder's Equity			
Current liabilities:			
Accounts payable and accrued expenses	$	8,000	$ 22,522
Due to related party		11,573	30,034
Accrued income taxes		5,350	57,000
Deferred income taxes		-	5,500
Total current liabilities		24,923	115,056
Stockholder's equity:			
Common stock, par value $.01 per share; authorized 200,000 shares; issued and outstanding 200 shares		2	2
Additional paid-in capital		229,442	166,943
Retained earnings (deficit)		(140,683)	42,704
		88,761	209,649
Total liabilities and stockholder's equity	**$**	**113,684**	**$ 324,705**

See accompanying notes to the financial statements.

RAMPART SECURITIES, INC.
(A Wholly Owned Subsidiary of Rampart Investment Management Company, Inc.)

Statements of Income

	June 30, 2009	June 30, 2008
Fee income	**$ 141,063**	**$ 201,588**
General and administrative expenses:		
Bank service charges	33	-
Insurance	5,185	2,927
Licenses and filing fees	1,437	2,135
Office expense	8,335	4,320
Professional fees	10,823	21,496
Rent expense	27,428	16,735
Salary expense	59,399	46,200
Telephone expense	6,488	5,054
	119,128	**98,866**
Income from operations	**21,935**	**102,722**
Miscellaneous income	28	35,000
Income before provision for income taxes	21,963	137,722
Income tax expense	5,350	53,500
Net income	**$ 16,613**	**$ 84,222**

See accompanying notes to the financial statements.

RAMPART SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)

Statements of Changes in Shareholder's Equity

	Common Stock	*Additional Paid in Capital*	*Retained Earnings (Deficit)*	*Total Stockholder's Equity*
Stockholder's equity at June 30, 2007	$ **2**	$ **135,859**	$ **58,482**	$ **194,343**
Tax benefit of consolidated income	-	31,084	-	31,084
Dividends paid	-	-	(100,000)	(100,000)
Net income	-	-	84,222	84,222
Stockholder's equity at June 30, 2008	**2**	**166,943**	**42,704**	**209,649**
Tax benefit of consolidated income	-	62,499	-	62,499
Dividends paid	-	-	(200,000)	(200,000)
Net income	-	-	16,613	16,613
Stockholder's equity at June 30, 2009	$ **2**	$ **229,442**	$ **(140,683)**	$ **88,761**

See accompanying notes to the financial statements.

RAMPART SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)

Statements of Cash Flows

	June 30, 2009	June 30, 2008
Cash flows from operating activities:		
Net income	$ 16,613	$ 84,222
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Deferred income taxes	(5,500)	(3,500)
Tax benefit of parent company's loss	62,499	31,084
Fees receivable	(538)	216
Accounts payable and accrued expenses	(14,522)	14,397
Due to related party	(18,461)	(158)
Accrued income taxes	(51,650)	25,000
Net cash (used in) provided by operating activities	**(11,559)**	**151,261**
Cash flows from financing activities:		
Dividend payments	(200,000)	(100,000)
Net cash used in financing activities	**(200,000)**	**(100,000)**
Net increase (decrease) in cash for the year	**(211,559)**	**51,261**
Cash, beginning of year	280,410	229,149
Cash, end of year	**$ 68,851**	**$ 280,410**
Supplemental disclosures of cash flow information		
Cash paid during the year		
Income taxes	**$ 800**	**$ 1,100**

See accompanying notes to the financial statements.

Note 1 - Summary of Significant Accounting Policies

Description of Business

Rampart Securities, Inc. was formed in Massachusetts on August 5, 1999 for the purpose of operating as a registered securities broker-dealer to provide brokerage and placement agent services and other services in connection with the financial markets. The Company was granted membership by NASD on March 20, 2000 and is a registered broker dealer. Fees are earned for marketing services provided as an intermediary referring investors to investment advisors. Compensation arrangements vary and are based on a percentage of the value of the invested portfolio.

Unconsolidated Subsidiary

Rampart Securities, Inc. (the Company) is a wholly owned subsidiary of Rampart Investment Management Company, Inc. (Parent) Both companies have a June 30 year end.

Rampart Investment Management Company, Inc., operates for the purpose of rendering investment advice and managing the investments of others.

Rampart Securities, Inc. is required to prepare audited financial statements per the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). FINRA was created in July 2007 through the consolidation of the National Association of Securities Dealers, Inc. (NASD) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. Rampart Securities, Inc. is being presented on a stand-alone basis. The parent company, Rampart Investment Management Company, Inc., is not required to prepare audited financial statements for FINRA.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Rampart Securities, Inc. considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Fees Receivable

Management believes that fees receivable are fully collectible and that no allowance for uncollectible accounts is needed.

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition

Fee income is calculated and recorded based upon current and historical portfolio values that are available when the income is earned. Any differences are recorded when the fee is collected.

Income Taxes

The company is included in the federal and state income tax return filed by the Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settles. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized, based on consideration of available evidence. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure.

On December 30, 2008, the FASB Staff released FASB Staff Position FIN 48-3, entitled "*Effective Date of FASB Interpretation No. 48 for Certain Non-public Enterprises.*" With this guidance, most private companies and not-for-profit organization will not need to consider implementing the guidance in FIN 48 until (at least) fiscal years beginning after December 15, 2008 (calendar-year 2009). The Company is presently reviewing what effect adoption will have on future reporting periods. The Company will continue to evaluate uncertain tax positions in accordance with FASB Statement No. 5, "*Accounting for Contingencies*".

Rampart adopted SFAS 157 as of July 1, 2008, which among other matters, requires enhanced disclosures about instruments that are measured and reported at fair value. SFAS 157 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price used in measuring instruments at fair value.

Note 1 - Summary of Significant Accounting Policies

New Accounting Pronouncements (Continued)

Market price is affected by a number of factors, including the type of instrument and the characteristics specific to the instrument.

Instruments with readily available quoted prices or for which fair value can be measured for actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. The implementation of SFAS 157 had no impact on the financial statements as the Company does not have investments.

Note 2 - Income Taxes

Rampart Securities, Inc. is included in the consolidated tax return of its parent, Rampart Investment Management Co., Inc. Consolidated tax expense is allocated using the separate return method. Under this method, taxes are reported in the financial statement for a subsidiary as if it filed a separate return. The difference between taxes calculated using this method and those actually due per the return is classified as additional paid-in capital. However, the Company will be liable for the intangible portion of the state tax which is a minimum of $456. Temporary differences arise from the cash basis method of accounting. These deferred tax differences are recorded as indicated below:

Tax expense is as follows:

	June 30, 2009	*June 30, 2008*
Federal	$3,000	$42,000
State	2,350	15,000
Deferred federal	-	(2,200)
Deferred state	-	(1,300)
Total	**$ 5,350**	**$ 53,500**

Note 3 - Related Party Transactions

Under an expense agreement dated April 30, 2003 administrative expenses including facilities, supplies, and shared employee costs of Rampart Securities, Inc. are paid through its parent company, Rampart Investment Management Company, Inc. Rampart Securities, Inc. agrees to reimburse its parent company for its share of these expenses at the rate of 10% of the applicable costs. If Rampart Securities Inc.'s income is insufficient to meet the required payments, the expenses will be accrued and repaid once funds are available. In addition, Rampart Investment Management Company, Inc. occasionally pays expenses of Rampart Securities, Inc. for which reimbursement is expected. Reimbursable expenses totaled $ 106,835and $74,885 for the years ended June 30, 2009 and 2008, respectively. At June 30, 2009 and 2008, the expense reimbursement amount owed to the parent was $ 11,573 and $30,034.

Note 3 - Related Party (Continued)

The parent is available to contribute additional paid in capital to fund on-going operations as needed. No funds were needed in 2009 or 2008. During 2009 and 2008 dividends of $200,000 and $100,000, respectively were paid to the parent company.

Note 4 - Concentrations of Credit Risks

The Company maintains their cash account at one financial institution. The balance at year-end and at times may exceed the federally insured limit. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk. At June 30, 2009 and 2008 the amounts in excess of the insured limits were $ 0 and $180,438, respectively.

For the years ended June 30, 2009 and 2008 revenue is received from two referral sources.

Note 5 - Securities and Exchange Commission, Rule 15C3-3 Exemption

Rampart Securities, Inc. is exempt from Rule 15c3-3 of the Securities and Exchange Commission since it does not hold customer funds or safekeep customer securities. The conditions of this exemption were complied with for the years ended June 30, 2009 and 2008.

Note 6 - Net Minimum Capital Requirement

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Rampart Securities Inc. is required to maintain a net minimum capital balance. The net minimum capital balance must exceed the greater of 6 2/3% of aggregate indebtedness (total liabilities) or $5,000. At June 30, 2009 and 2008 net capital as defined by SEC Rule 15c3-1 was $ 43,929 and $165,354, respectively.

Supplementary Information

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm
Tofias New England Division
350 Massachusetts Avenue
Cambridge, MA 02139
Tel: 617.761.0703 Fax: 617.761.0601
www.mhm-pc.com

Independent Auditors' Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors and Shareholder
of Rampart Securities, Inc.
Boston, Massachusetts

We have audited the accompanying financial statements of Rampart Securities, Inc. as of and for the year ended June 30, 2009 and have issued our report thereon dated August 19, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of excess net capital and the reconciliation of net capital with the Company's computation are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary schedules required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applies in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

August 19, 2009
Cambridge, Massachusetts

RAMPART SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)

Excess Net Capital

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the "Net Capital Rule", Rampart Securities, Inc. had the following Excess Net Capital at June 30, 2009:

		June 30, 2009
Total assets		**$ 113,684**
Less: nonallowable fees receivable and prepaid expenses		44,833
Allowable assets		**68,851**
Less: Total liabilities		24,923
Net worth qualified for net capital		**43,929**
Plus: subordinated indebtedness		-
Adjusted net worth		**43,929**
Net capital before haircuts		**43,929**
Less: haircuts		-
Net capital		**$ 43,929**
Net capital requirements:		
6 2/3% of aggregate indebtedness	**1,662**	
Minimum requirement	**5,000**	
Greater of the above		5,000
Excess net capital		**$ 38,929**

RAMPART SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)

Reconciliation of Preliminary Unaudited Net Capital To Final Audited Net Capital

Pursuant to the rules of Securities and Exchange Commission, the following schedule reconciles the preliminary unaudited and final audited computations of net capital pursuant to Rule 15c3-1 at June 30, 2009.

		June 30, 2009
Ownership equity - original (unaudited)	**$**	**96,186**
Auditor's adjusting journal entries		
Audit adjustment ot adjust expense reimbursement		(1,573)
Audit adjustment to record professional fees expense		(8,000)
Audit adjustment to record tax benefit of consolidated income		2,148
Ownership equity - audited		**88,761**
Deductions and/or charges		
Total nonallowable assets from Statement of Financial Condition-original (unaudited)		44,832
Total nonallowable assets from Statement of Financial Condition-audited		**44,832**
	$	**43,929**

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm
Tofias New England Division
350 Massachusetts Avenue
Cambridge, MA 02139
Tel: 617.761.0703 Fax: 617.761.0601
www.mhm-pc.com

Auditor's Report on Compliance and Internal Accounting Control Required by SEC Rule 17a-5 Pursuant to Rule 15c3-3 Exemption

To the Board of Directors and Shareholder
Rampart Securities, Inc.

In planning and performing our audits of the financial statements and supplemental schedules of Rampart Securities, Inc. (the Company) a wholly owned subsidiary of Rampart Investment Management Company, Inc. as of and for the years ended June 30, 2009, in accordance with auditing standards of the Public Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by. rule 17a-13 or (2) complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

MHM

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, stockholder, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Cambridge, Massachusetts
August 19, 2009